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                                                                  Exhibit (d)(3)

                            Siemens Information and
                            Communications Networks
                           900 Broken Sound Parkway
                           Boca Raton, Florida 33487


February 21, 2001

Mr. Mark Floyd
c/o Efficient Networks, Inc.
4849 Alpha Road
Dallas, Texas  75244

Dear Mark:

Reference is hereby made to that certain employment agreement between you and Efficient Networks, Inc. ("Efficient"), dated as of the date hereof (the "Employment Agreement"). Capitalized terms used herein shall have the meanings ascribed to them in the Employment Agreement.

It is understood and agreed that in connection with your employment under the Employment Agreement, as the President of Access Solutions, you will have global responsibilities in that function, both with Efficient and with Siemens AG ("SAG"), as the ultimate parent of Efficient following the Effective Time.

In addition, you recognize that as soon as practicable following the Effective Time, you will enter into a separate employment agreement with SAG, regarding your duties to be performed outside of the United States. At that time, your aggregate base salary and annual bonus will be reallocated proportionately between Efficient and SAG, based on the amount of services that you will be performing in the United States and outside of the United States.

                                               Sincerely,


                                               /s/ Dieter Diehn
                                               ---------------------------
                                               CFO of Siemens ICN


ACCEPTED AND AGREED:



/s/ Mark Floyd
----------------------------
    Mark Floyd